EXHIBIT 99.3

Disclosure for debenture holders as of September 30, 2013

1.	Summary of Financial Undertakings (according to repayment dates) as of Sep 30, 2013

Israeli Securities Law Regulations (Periodic and Immediate Reports) 38e

a.	Convertible debentures issued to the public by the Company and held by the public and other loan.

	Principal payments	Gross interest payments (without deduction of tax)	Total
	ILS

First year*	19,984,553	6,236,158	26,220,711
Second year	39,945,701	3,668,294	43,613,995
Third year	39,945,701	733,659	40,679,360
Fourth year
Fifth year and on
Total	99,875,955	8,909,886	110,514,066

b.	Bank guarantees as of September 30, 2013, totaling $186 thousand

*The payments include 12 thousand for loan from others.

2.	Details with Regard to Company Debentures

Israeli Securities Law Regulations (Periodic and Immediate Reports) 10(b)13 and 48c(12)

Issue Date	Par value at issuance (US Dollar)	Accumulated interest (US Dollar)	Book value (US Dollar) as of September 30, 2013	Market Value (US Dollar) as of September 30, 2013	Interest payment dates	Principal payment schedule	Type of interest	Converted to another security
10/18/2009	27,639,580	171,406	26,307,730	41,334,745	Quarterly payments on the outstanding debt, on December 1st, 2009 and on March 1st, June 1st, September 1st and December 1st of each of the years 2010 to 2015.	Three installments: First installment of 20% on December 1, 2013 and two equal installments of 40% each on December 1, 2014 and December 1, 2015.	Bears annual interest at a variable rate, plus annual margin of 6.1% above the annual interest rate for Israeli Government Debentures (Series 817) for each interest period.	Yes

3.	Details with Regard to the Trustee

MISHMERET TRUST COMPANY LTD, No. Corporate 51-377133-7, Address: 46-48 Menachem Begin, Tel Aviv, Israel
 Contact information: Rami Sevti, Vice President Telephone No.: 972-3-6374355, Fax No.: 972-3-6374344, e-mail ramis@bdo.co.il

4.	Conversion of convertible debentures

Security Details	Conversion ratio	Major Conversion Details
Ordinary shares of NIS 1 par value	From December 2nd, 2012 to November 15th, 2015, each NIS 37.12 par value debentures (Series C) may be convertible into one ordinary share of NIS 1 par value of the company.	Debentures may be converted each trading day from registration of the Debentures until November 15th, 2015 except during November 16th to December 1st of each of the year 2013 and 2014.

5.	At the end of the reporting period and during such reporting period the Company has complied with all the conditions and obligations under the trust deed.